Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86-10-8573 1014 (Beijing) E-mail: john.harmon@ccgir.com

Pansoft Acquires Remaining 20% Stake in Pansoft (Japan)

JINAN, China, March 30, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company has acquired the remaining 20% stake in Pansoft (Japan) Company Limited, now making it a wholly owned subsidiary of Pansoft.

Pansoft (Japan) was established in August 2010 to provide outsourcing functions for Japanese clients, initially in the area of cell-phone software testing. Pansoft originally owned an 80% stake in the joint venture, with two Japanese companies, Management Information Center Co., Ltd. and Seven Colors Corporation (the “Partners”), owning the remaining 20% stake. The Company acquired the Partners’ 20% stake at no additional cost due to their failure to meet the terms of the joint-venture agreement, specifically to transfer sufficient orders from their pre-existing Japanese clients to the joint venture. The share transfer agreement was drafted in mid-February and executed recently.

“It is unfortunate that our Partners did not fulfill the terms of our agreement and forfeited their stake in Pansoft (Japan),” commented Mr. Hugh Wang, Pansoft’s Chairman. “The main issue was the Partners’ inability to fulfill the terms of the agreement regarding their pre-existing clients, and this issue has delayed Pansoft (Japan)’s reaching profitability. Since the start-up of Pansoft (Japan) in late 2010, we and our Partners have successfully established other channels and clients, and recent results have shown that the outsourcing-service business is on a clear growth path and will generate a good return on our investment and efforts. We will continue to guide its path to profitability and expect Pansoft-Japan to reach break-even in the 2012 calendar year.”

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP“) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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